AMARC COMMENCES DELINEATION DRILLING AT THE NEWTON GOLD PROJECT, BRITISH COLUMBIA

November 7, 2011 - Vancouver, BC - Amarc Resources Ltd. (“Amarc” or the “Company”) (TSX Venture: AHR; OTCBB: AXREF) is pleased to announce that core drilling has commenced at the Newton gold project, located in south-central British Columbia (BC). The Newton Project is one of two important exploration properties that Amarc is operating in BC; the other is the 800 square kilometre Galileo property located in the emergent Blackwater gold district, located 175 kilometres to the north of Newton.

The Newton drill program has been designed to delineate the grade and continuity of gold mineralization extending eastward under shallow cover from Amarc’s discovery zone which hosts drill intercepts of, for example, 69 metres of 1.41 g/t gold (hole 9001), 128 metres of 0.84 g/t gold (hole 9003) and 189 metres of 1.56 g/t gold (hole 9004). The discovery zone is open to the east (see detailed drill plan at www.amarcresources.com).

The high potential for a major eastern extension was indicated by hole 11040 completed earlier in 2011 and located 200 metres east of Amarc’s discovery zone (see Amarc new release dated February 10, 2011). It returned 155 metres of 0.58 g/t gold from surface, including 26 metres of 1.12 g/t gold and 39 metres of 0.71 g/t gold.

“The Newton property lies within what I believe to be BC’s most exciting new emerging gold belt, which includes New Gold’s five million ounce-plus bulk tonnage gold discovery at Blackwater.” said Amarc Executive Chairman Robert Dickinson. “The age and geological characteristics of the gold mineralization at Newton demonstrate striking similarities to the mineralization at Blackwater. Based on our drilling and other geological investigations, we are confident in the potential for Newton to emerge as another significant new gold discovery.” Amarc has acquired an 80% interest in the Newton property and is the operator of the Newton Joint Venture, with Newton Gold Corp. contributing 20% of operating capital.

Additionally, also under the Newton Joint Venture, Amarc holds an 80% interest in 1,480 square kilometres of mineral claims to the south of the Newton discovery. Based on results from its 2010 surface exploration program, Amarc has secured permits to drill test three copper-molybdenum porphyry targets (see Amarc press releases dated February 10, 2011). These targets lie in proximity to Taseko Mines Limited’s New Prosperity gold-copper project (831 million tonnes of proven and probable reserves grading 0.41 g/t gold and 0.23 % copper, containing 3.6 billion pounds copper and 7.7 million ounces gold at a C$5.50 NSR/t cut-off).

Several additional new targets have been identified within the Newton Joint Venture area through a combination of in-house geological knowledge and the results of a 7,000-line kilometre ZTEM survey (Z-Axis Tipper Electromagnetic system) and a high-sensitivity magnetometer airborne geophysical survey (see Amarc's January 19, 2010 press release). Field-based target delineation is now underway (Induced Polarization surveys) to determine which among these targets represent mineralized systems requiring drill testing.

The Newton Joint Venture properties are located some 100 kilometres west of the City of Williams Lake in a region characterized by subdued topography. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines and late-stage development projects.

Amarc’s 100% owned Gallileo project is located approximately 16 kilometres west of New Gold’s Blackwater deposit (Indicated Resources of 165 million tonnes at 1.01 g/t Au and 5.1 g/t Ag and Inferred Resources of 38.7 million tonnes at 0.94 g/t Au and 4.8 g/t Ag at a 0.4 g/t gold cut-off in 2011, New Gold website). It is also just 13 kilometres south of Silver Quest Resources Ltd.’s Capoose deposit (Indicated Resource of 31.2 million tonnes at 0.38 g/t gold and 26.5 g/t silver and Inferred Resource of 37.3 million tonnes at 0.37 g/t gold and 24.6 g/t silver) and three kilometres west of the 3T's vein gold deposit (best intercepts include 34 metres at 1.19 g/t gold and 101.2 g/t silver) (Silver Quest and New Gold have signed a binding letter agreement whereby New Gold will acquire 100% of the Capoose deposit and also 9.9% of a new company, McIntyre Minerals, into which the 3T’s project is to be placed, see Silver Quest news release dated October 17, 2011). Amarc has identified a number of deposit scale targets at Galileo by combining in-house geological knowledge, the results of a helicopter-borne magnetic and electromagnetic geophysical survey and publicly available geological and geochemical data (see property location maps at www.amarcresources.com). Induced Polarization field surveys are now underway to determine if the target areas represent important sulphide systems and the results of these surveys will be forthcoming. Drill permit applications have been submitted to the provincial government.

Amarc Resources Ltd. is a Vancouver-based exploration and development company associated with Hunter Dickinson Inc. (HDI) – a diversified, global mine development company with a 25-year history of mineral development success. Previous HDI projects in BC include Golden Bear, Mt. Milligan, Kemess, Gibraltar, Prosperity and Harmony. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral properties to provide consistently superior returns to shareholders.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the technical content of this release. For further details on Amarc Resources Ltd., please visit the Company’s website at or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD

Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration and exploitation successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.